UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Overture Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G6830P100
(CUSIP Number)

Craig Hawley, Esq.
General Counsel
Jefferson National Financial Corp.
9920 Corporate Campus Drive
Suite 1000
Louisville, KY 40023
(866) 667-0564
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS
Jefferson National Life Insurance Company
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
1,774,800
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
1,774,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON
IC

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS
Jefferson National Financial Corp.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
1,774,800
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
1,774,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON
HC

CUSIP NO.: G6830P100
1	NAMES OF REPORTING PERSONS
David Smilow
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
1,774,800
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
1,774,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON
HC1

1 David Smilow controls 62.5% of the outstanding stock of Jefferson National Financial Corp. (“JNF”), the parent company of Jefferson National Life Insurance Company, through the voting power of JNF Holding Company, Inc., a 32.16% owner of JNF and an entity controlled by David Smilow, Inviva, LLC, a 16.71% owner of JNF and an entity controlled by David Smilow, and Inviva, Inc., a 10.72% owner of JNF and an entity controlled by David Smilow.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”) of Overture Acquisition Corp. (the “Company”).  The principal executive offices of the Company are located at Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Item 2.	Identity and Background.

The persons filing this statement are Jefferson National Financial Corp., a Delaware corporation (“JNF”), Jefferson National Life Insurance Company, a Texas life insurance company and wholly owned subsidiary of JNF (“JNL”), and David Smilow, a citizen of the United States of America and the controlling shareholder of JNF (JNF, JNL and David Smilow are sometimes hereinafter referred to collectively as the “Filing Persons”).  The principal business address and the address of the principal office of the filing persons is 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223.

JNF is the holding company of JNL. JNL is a life insurance company domiciled in the state of Texas and licensed in all states except New York.  David Smilow is currently Chairman of JNF, the holding company of JNL, and has held this position since 2001.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On August 9, 2004, JNL and Inviva, Inc., a shareholder of JNL, and its former parent, without admitting or denying any wrongdoing, settled an administrative proceeding with the Securities and Exchange Commission (“SEC”) regarding disclosure of “market timing” arrangements which, to the greatest extent, involved The Monument variable annuity and, to a much lesser extent, the Advantage Plus variable annuity.  The market timing arrangements were in place when Inviva acquired JNL in October 2002 and were terminated in October 2003.  Under the terms of the settlement, a $5 million pool, $1.5 million of which is characterized as a penalty, has been established for distribution to investors who have suffered losses by virtue of the market timing.  This pool will be distributed in accordance with a methodology developed by an independent distribution consultant acceptable to the SEC.  On August 9, 2004, JNL and Inviva submitted a Stipulation of Settlement to the New York Attorney General (“NYAG”) based on the same set of facts, again without admitting or denying any wrongdoing. The settlement with NYAG recognizes the payments being made in connection with the SEC settlement and did not require JNL or Inviva to make any additional payments.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 7, 2010, JNL purchased 986,600 Ordinary Shares of the Company on the open market using working capital of JNL at the price of $10.03 per share.  On January 13, 2010, JNL purchased 788,200 Ordinary Shares of the Company on the open market using working capital of JNL at the price of $10.04 per share.

Item 4.	Purpose of Transaction.

JNL purchased the securities of the Company as part of a business combination and transactions contemplated by the Master Agreement (the “Transaction”), which, along with a number of other proposals, will be considered and voted upon at the extraordinary general meeting of the Company’s shareholders to be held on January 27, 2010.  If approved by the shareholders, as part of the Transaction and pursuant to the Master Agreement, a series of procedural steps will be taken and agreements entered into, necessary to consummate the Transaction, the relevant parts described below.

On December 10, 2009, the Company entered into the Master Agreement with Overture Re Holdings Ltd., the Company’s newly formed, wholly owned Bermuda holding company (“Overture Re Holdings”), JNF, JNL, and JNL Bermuda LLC, a newly formed Delaware limited liability company and wholly owned subsidiary of JNL (“JNL Bermuda”), JNF Asset Management LLC, a Delaware limited liability company (“JNFAM”) and the founders of the Company (the “Founders”) pursuant to which, among other things, following a future closing and amalgamation with JNL Bermuda, Overture Re Ltd., a to-be-formed wholly owned Bermuda subsidiary of Overture Re Holdings (“Overture Re”) will reinsure blocks of annuities and acquire a portfolio of securities from JNL Bermuda, among other things, in consideration of $120,000,000 from the Company and Overture Re will be a long term reinsurer domiciled in Bermuda.

As part of the Transactions and pursuant to the Master Agreement, JNL has agreed to, on the closing date of the Transaction, beneficially own or have commitments to acquire 24.5% of the Company’s Ordinary Shares through open market purchases or in privately negotiated share purchase transactions.  If JNL does not as of the closing date beneficially own or have commitments to acquire 24.5% of the Ordinary Shares of the Company through open market purchases or privately negotiated transfers, JNL and the Company will execute and deliver the Securities Purchase Agreement (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Company will issue to JNL by a private placement issuance, the amount of Ordinary Shares of the Company that JNL requires to on the closing date beneficially own or have commitments to acquire 24.5% of the Ordinary Shares of the Company. The purchase price for each Ordinary Share issued pursuant to the Securities Purchase Agreement will be $10.04 per share.

Additionally, the Company will enter into the Registration Rights Agreement (the “Registration Rights Agreement”) with JNL with respect to securities of the Company held by JNL from time to time. The Registration Rights Agreement provides that, in certain instances, JNL may require the Company to register any of its securities, provided that such registration statement can not become effective until termination of the applicable lock-up period as set forth in the Shareholders Agreement.  JNL will be entitled to make up to two demands that the Company register those securities of the Company that JNL may purchase on the open market, in privately negotiated transfers or that are issued to JNL pursuant to the Securities Purchase Agreement. In addition, JNL will have certain “piggy-back” registration rights with respect to registration statements filed by the Company subsequent to the date on which the lock-up period terminates. In addition, JNL may have the option to receive or assign its option to receive, an additional issuance equal to 2 percent of JNL’s current holding of the Company’s Ordinary Shares if the Company does not use reasonable best efforts to file a registration statement within 45 days of a demand, or to make such registration statement effective within 120 days of a demand, or to maintain the effectiveness of such registration statement for 180 days, subject to the right of the Company to defer the filing or effectiveness, or suspend the use of, a registration statement for a total of 90 days in any consecutive 12 month period.

As part of the Transactions and pursuant to the Master Agreement, Overture Re and JNL Bermuda will enter into the Agreement and Plan of Amalgamation (the “Agreement and Plan of Amalgamation”) pursuant to which JNL Bermuda will amalgamate with and into Overture Re, with Overture Re being the surviving entity and assuming all the properties, rights and privileges, powers and obligations of JNL Bermuda, including, the Investment Management Agreement (described below), the option to enter into the Quota Share Reinsurance Agreement with JNL (described below), the securities portfolio worth $98,500,000 and other assets and employees originally obtained from JNL.

Immediately following the amalgamation of JNL Bermuda with Overture Re, Overture Re, as successor by amalgamation to JNL Bermuda, will exercise the option to execute the Quota Share Reinsurance Agreement (the “Quota Share Reinsurance Agreement”) with JNL pursuant to which Overture Re will reinsure 90% of the fixed annuity block of JNL and 50% of the variable annuity block of JNL on a modified coinsurance basis, for ceding commission of approximately $21,500,000.  Furthermore, Overture Re, as successor by amalgamation to JNL Bermuda, will assume the Investment Management Agreement (the “Investment Management Agreement”) with JNFAM pursuant to which JNFAM will manage at least 20% of the investment assets of JNL Bermuda, subject to the investment guidelines adopted by JNL Bermuda’s board of directors, for so long as the agreement is in effect.

Also following the amalgamation of JNL Bermuda with Overture Re, JNL, the Founders and the Company will execute and deliver the Shareholders Agreement (the “Shareholders Agreement”) under which JNL will have the right to designate as nominees four (4) members of the board of directors of the Company. The Company and the Founders will have the right to designate as nominees three (3) members to the board of directors of the Company. The representatives that JNL nominates to the board of directors of the Company will be obliged to present corporate opportunities relating to reinsurance which they encounter to the board of directors of the Company first for consideration. If any officer or director of Overture who also serves as an officer or director of JNL becomes aware of any other potential transaction outside of the reinsurance business and/or related to JNL’s current lines of business, such officer or director will present such opportunity to JNL first for consideration. The Shareholders Agreement also sets forth a lock-up period of one year from the closing which is to apply to ordinary shares of the Company owned by JNL. (Similar lock-up provisions are set forth in separate agreements with the Founders.) The shareholders agreement may terminate at any time that JNL’s or the Founders’ holdings in the Company are less than 10% of the Company’s securities on a fully diluted basis.

Also following the amalgamation of JNL Bermuda with Overture Re, the Incentive Plan (the “Incentive Plan”) will become effective pursuant to which up to the lesser of (i) 1.5 million Ordinary Shares or (ii) 10% of the outstanding Ordinary Shares at the closing of the Transaction may be issued to directors, executive officers, employees and consultants in accordance with the Incentive Plan’s terms.  Assuming the business combination and other proposals are approved by the shareholders, David Smilow will be elected to the board of directors of the Company as the Executive Chairman following the Transaction and may receive shares from the Company under this plan.

If the business combination proposal is approved at the extraordinary general meeting of shareholders the shareholders will also be asked to consider and vote on other proposals including in part:

- a proposal to approve an amendment to the Company’s amended and restated memorandum and articles of association (the “Articles”) adding provisions to allow the Company to repurchase its own ordinary shares without shareholder approval in certain limited circumstances;

- a proposal to amend the Articles to eliminate the staggered board provisions in the Articles; and

- a proposal to elect seven directors to the Company’s board of directors.  One of the closing conditions to the Transaction is the resignation of the directors of the Company from all of their positions effective as of the Closing Date, and at and after the Closing Date, the Company shall cause the board of directors to consist of seven (7) members of which (i) four (4) members shall be designated as nominees by JNL and (ii) three (3) members shall be designated as nominees by the Company and the Founders.  David Smilow has been nominated as a candidate for election to the board of directors of the Company, and assuming his election, will be the Executive Chairman of the Company following the Transaction.

Except to the extent discussed above, the Filing Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in Item 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, JNL beneficially owned, in the aggregate, 1,774,800 Ordinary Shares of the Company, representing approximately 9.4% of the Company’s Outstanding Shares (based upon 18,750,000 shares stated by the Company to be outstanding as of November 9, 2009 in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2009).

(b) JNL has the shared power to vote and to dispose of 1,774,800 of such shares.  JNL has not engaged in any transactions in the Ordinary Shares of the Company during the last twelve months.

(c)  Except for the transactions described herein, there have been no other transactions in the class of securities that were effected during the past sixty days by the Filing Persons.

(d)  Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the filing persons.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Master Agreement and Securities Purchase Agreement

On December 10, 2009, the Company entered into the Master Agreement with Overture Re Holdings, JNF, JNL, and JNL Bermuda, JNFAM, and Founders pursuant to which, among other things JNL has agreed to, on the closing date of the Transaction, beneficially own or have commitments to acquire 24.5% of the Company’s Ordinary Shares in open market purchases or in privately negotiated share purchase transactions.  If JNL does not as of the Closing Date beneficially own or have commitments to acquire 24.5% of the Ordinary Shares of the Company pursuant to open market purchases or privately negotiated transfers, JNL and the Company will execute and deliver the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Company will issue to JNL by a private placement issuance, the amount of Ordinary Shares of the Company that JNL requires to on the Closing Date beneficially own or have commitments to acquire 24.5% of the Ordinary Shares of the Company as of the Closing Date. The purchase price for each Ordinary Share issued pursuant to the Securities Purchase Agreement will be $10.04 per share.

Registration Rights Agreement

On or before the Closing Date of the Transaction, the Company will enter into the Registration Rights Agreement with JNL with respect to securities of the Company held by JNL from time to time. The Registration Rights Agreement will provide that, in certain instances, JNL may require the Company to register any of its securities, provided that such registration statement can not become effective until termination of the applicable lock-up period as set forth in the Shareholders Agreement.  JNL will be entitled to make up to two demands that the Company register those securities of the Company that JNL may purchase on the open market, in privately negotiated transfers or that are issued to JNL pursuant to the Securities Purchase Agreement. In addition, JNL will have certain “piggy-back” registration rights with respect to registration statements filed by the Company subsequent to the date on which the lock-up period terminates. In addition, JNL may have the option to receive or assign its option to receive, an additional issuance equal to 2 percent of JNL’s current holding of the Company’s Ordinary Shares if the Company does not use reasonable best efforts to file a registration statement within 45 days of a demand, or to make such registration statement effective within 120 days of a demand, or to maintain the effectiveness of such registration statement for 180 days, subject to the right of the Company to defer the filing or effectiveness, or suspend the use of, a registration statement for a total of 90 days in any consecutive 12 month period.

Equity Incentive Plan

Upon the consummation of the Transaction the Incentive Plan will become effective pursuant to which up to the lesser of (i) 1.5 million Ordinary Shares or (ii) 10% of the outstanding Ordinary Shares at the closing of the Transaction may be issued to directors, executive officers, employees and consultants in accordance with the Incentive Plan’s terms. The Company’s directors may grant awards under the Incentive Plan to themselves as well as the Company’s officers and consultants, in addition to granting awards to the Company’s other employees.  Assuming the business combination and other proposals are approved by the shareholders, David Smilow will be elected to the board of directors of the Company as the Executive Chairman following the Transaction and may receive shares from the Company under this plan.

Item 7.	Material to be filed as Exhibits.

Exhibit 1:
Master Agreement dated as of December 10, 2009, by and between the Company, Overture Re Holdings, JNF, JNL, and JNL Bermuda, JNFAM and the Founders (incorporated herein by reference to Exhibit 2.1 of the Company’s proxy statement and prospectus on Form S-4 filed with the Securities and Exchange Commission on January 8, 2010 (File No. 333-163620)).

Exhibit 2:
Securities Purchase Agreement dated as of December 10, 2009, by and between the Company and JNL (incorporated herein by reference to Exhibit 10.18 of the Company’s proxy statement and prospectus on Form S-4 filed with the Securities and Exchange Commission on January 8, 2010 (File No. 333-163620)).

Exhibit 3:
Form of Registration Rights Agreement, by and between the Company and JNL (incorporated herein by reference to Exhibit 10.25 of the Company’s proxy statement and prospectus on Form S-4 filed with the Securities and Exchange Commission on January 8, 2010 (File No. 333-163620)).

Exhibit 4:
Form of 2010 Equity Incentive Plan (incorporated herein by reference to Annex IV of the Company’s proxy statement and prospectus on Form S-4 filed with the Securities and Exchange Commission on January 8, 2010 (File No. 333-163620)).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Brian Heaphy
Name: Brian Heaphy
Title: Director - M&A

JEFFERSON NATIONAL FINANCIAL CORP.

By:	/s/ Brian Heaphy
Name: Brian Heaphy
Title: Director - M&A

/s/ David Smilow
DAVID SMILOW

Dated:  January 15, 2010